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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

                TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR
                13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.

                        NIAGARA MOHAWK POWER CORPORATION
                       (Name of Subject Company (Issuer))

                        NIAGARA MOHAWK POWER CORPORATION
                             (Name of Filing Person)

           Fixed/AdjustableRate Cumulative Preferred Stock, Series D
                    Cumulative Preferred Stock, 3.40% Series
                    Cumulative Preferred Stock, 3.60% Series
                    Cumulative Preferred Stock, 3.90% Series
                    Cumulative Preferred Stock, 4.10% Series
                    Cumulative Preferred Stock, 4.85% Series
                    Cumulative Preferred Stock, 5.25% Series
                         (Title of Class of Securities)

                                    653522771
                                    653522201
                                    653522300
                                    653522409
                                    653522508
                                    653522607
                                    653522706
                      (CUSIP Number of Class of Securities)

                                 Gregory Barone
                        Niagara Mohawk Power Corporation
                            300 Erie Boulevard West
                               Syracuse, NY 13202

          (Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                    Copy to:
                             Keith F. Higgins, Esq.
                                  Ropes & Gray
                             One International Place
                           Boston, Massachusetts 02110

                            CALCULATION OF FILING FEE

-----------------------------------------------------------------------------
    Transaction Valuation*                  Amount of Filing Fee
-----------------------------------------------------------------------------
         $272,335,800                              $25,055
-----------------------------------------------------------------------------

* The amount of the filing fee was calculated at a rate of $92 for each $1,000,000 of the transaction valuation. The transaction valuation is calculated solely for the purpose of determining the amount of filing fee, assuming the purchase of all outstanding shares of each series of preferred stock listed above, at the purchase price per share set forth in the Offer to Purchase filed as Exhibit (a)(1)(A) hereto.
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[_]  Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:   Not Applicable.    Filing Party:  Not Applicable.

     Form or Registration No.: Not Applicable.    Date Filed:    Not Applicable.


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_]  third-party tender offer subject to Rule 14d-1.

     [X]  issuer tender offer subject to Rule 13e-4.

     [X]  going-private transaction subject to Rule 13e-3.

     [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: [_]

     This Tender Offer Statement on Schedule TO relates to the tender offers by Niagara Mohawk Power Corporation, a New York corporation (the "Company"), to purchase all of its outstanding shares of the following series of cumulative preferred stock (the "Preferred Stock") at the following applicable cash purchase prices per share:

                                                                  PURCHASE PRICE
SERIES                                            CUSIP NO.         PER SHARE
Fixed/Adjustable Rate Cumulative
  Preferred Stock, Series D                       653522771           $53.76
Cumulative Preferred Stock, 3.40% Series          653522201           $63.43
Cumulative Preferred Stock, 3.60% Series          653522300           $67.16
Cumulative Preferred Stock, 3.90% Series          653522409           $72.76
Cumulative Preferred Stock, 4.10% Series          653522508           $76.49
Cumulative Preferred Stock, 4.85% Series          653522607           $90.49
Cumulative Preferred Stock, 5.25% Series          653522706           $93.58


     The offers are subject to the terms and conditions set forth in the Offer to Purchase (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letters of Transmittal (the "Letters of Transmittal"), copies of which are attached hereto as Exhibit (a)(1)(B).

ITEM 1. SUMMARY TERM SHEET

     The information set forth in the Offer to Purchase under "Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

     The information set forth in the Offer to Purchase under "Summary Term Sheet," "Certain Information about Niagara Mohawk," "Terms of the Offers" and "Certain Information about the Preferred Shares" is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

     The Company is the only filing person. The information set forth in the Offer to Purchase under "Summary Term Sheet," "Certain Information about Niagara Mohawk" and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

     The information set forth in the Offer to Purchase under "Summary Term Sheet," "Terms of the Offers," "Expiration Date; Extension of Tender Period; Termination; Amendment," "Procedure for Tendering Preferred Shares," "Withdrawal Rights," "Acceptance for Payment and Payment," "Special Factors," "Material United States Federal Income Tax Consequences of the Offers" and "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.


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ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     The information set forth in the Offer to Purchase under "Special Factors" and "Certain Information about Niagara Mohawk" is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     The information set forth in the Offer to Purchase under "Special Factors" and "Acceptance for Payment and Payment" is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The information set forth in the Offer to Purchase under "Source and Amount of Funds" and "Fees and Expenses" is incorporated herein by reference. There are no material conditions and no alternative financing arrangements or plans.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     The information set forth in the Offer to Purchase under "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     The information set forth in the Offer to Purchase under "Summary Term Sheet," and "Fees and Expenses" is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS

     The audited financial statements for the Company for the fiscal years ended December 31, 2001 and 2000 are incorporated herein by reference to the Company's current report on Form 8-K filed on February 21, 2002. This report is available for inspection and copying at the public reference facilities maintained by the Securities and Exchange Commission ("SEC") at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or 233 Broadway, New York, New York 10279 or CitiCorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Copies can also be obtained at a prescribed rate from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or free of charge at the Web site maintained by the SEC at http://www.sec.gov.

ITEM 11. ADDITIONAL INFORMATION

     The information set forth in the Offer to Purchase and the Letters of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS

     (a)(1)(A)      Offer to Purchase, dated February 27, 2002.

     (a)(1)(B)      Forms of Letters of Transmittal.

     (a)(1)(C)      Form of Letter from Treasurer.

     (a)(1)(D) Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.


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     (a)(1)(E)      Form of Letter to Clients for use by Brokers, Dealers,
                    Banks, Trust Companies and Other Nominees.

     (a)(1)(F) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(1)(G) Text of press release issued by National Grid Group plc dated December 21, 2001 (incorporated by reference to Schedule TO-C filed by National Grid Group plc with the Securities and Exchange Commission on December 21, 2001.)

     (a)(1)(H) Text of press release issued by Niagara Mohawk Power Corporation dated February 27, 2002.

     (a)(1)(I)      Form of summary advertisement dated February 28, 2002.

     (a)(2)         None.

     (a)(3)         See Exhibit (a)(1)(A).

     (a)(4)         Not applicable.

     (a)(5)         None.

     (b)            Not applicable.

     (c)            Opinion of Merrill Lynch, Pierce, Fenner & Smith Inc.

     (d)            None.

     (f)            Not applicable.

     (g)            Not applicable.

     (h)            Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

SCHEDULE 13E-3, ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

     (a) Purposes. The information set forth in the Offer to Purchase under "Special Factors" is incorporated herein by reference.

     (b)  Alternatives. Not applicable.

     (c) Reasons. The information set forth in the Offer to Purchase under "Special Factors" is incorporated herein by reference.

     (d) Effects. The information set forth in the Offer to Purchase under "Special Factors," and "Material United States Federal Income Tax Consequences of the Offers" is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 8. FAIRNESS OF THE TRANSACTION.

     (a) Fairness. The information set forth in the Offer to Purchase under "Special Factors" is incorporated herein by reference.

     (b) Factors Considered in Determining Fairness. The information set forth in the Offer to Purchase under "Special Factors" is incorporated herein by reference.

     (c) Approval of Security Holders. The information set forth in the Offer to Purchase under "Special Factors" is incorporated herein by reference.


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     (d)  Unaffiliated Representative. The information set forth in the Offer to
Purchase under "Special Factors" is incorporated herein by reference.

     (e) Approval of Directors. The information set forth in the Offer to Purchase under "Special Factors" is incorporated herein by reference.

     (f)  Other Offers. Not applicable.

SCHEDULE 13E-3, ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

     (a) Report, Opinion or Appraisal. The information set forth in the Offer to Purchase under "Special Factors" is incorporated herein by reference.

     (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Offer to Purchase under "Special Factors" is incorporated herein by reference.

     (c) Availability of Documents. The opinion provided by Merrill Lynch, Pierce, Fenner & Smith Inc. is attached hereto as Exhibit (c) and will be attached as an exhibit to the Offer to Purchase.

SCHEDULE 13E-3, ITEM 12. THE SOLICITATION OR RECOMMENDATION.

     (d) Intent to Tender or Vote. No executive officer, director or affiliate of the Company owns any of the Preferred Shares.

     (e) Recommendations of Others. The information set forth in the Offer to Purchase under "Fees and Expenses" is incorporated herein by reference.


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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: February 27, 2002

                                      NIAGARA MOHAWK POWER CORPORATION


                                      By: /s/ Arthur W. Roos
                                         -------------------------------
                                         Name: Arthur W. Roos
                                         Title: Assistant Treasurer


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                                INDEX TO EXHIBITS

Exhibit
Number

(a)(1)(A)      Offer to Purchase, dated February 27, 2002.

(a)(1)(B)      Forms of Letters of Transmittal.

(a)(1)(C)      Form of Letter from Treasurer.

(a)(1)(D) Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G) Text of press release issued by National Grid Group plc dated December 21, 2001 (incorporated by reference to Schedule TO-C filed by National Grid Group plc with the Securities and Exchange Commission on December 21, 2001.)

(a)(1)(H) Text of press release issued by Niagara Mohawk Power Corporation dated February 27, 2002.

(a)(1)(I)      Form of summary advertisement dated February 28, 2002.

(c)            Opinion of Merrill Lynch, Pierce, Fenner & Smith Inc.




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